Ekso Bionics Holdings, Inc.
1414 Harbour Way South,

Suite 1201

Richmond, CA 94804

October 16, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:	Jay Ingram Chris Ronne

Re:	Ekso Bionics Holdings, Inc. Registration Statement on Form S-3 Filed October 4, 2017 File No. 333-220807

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ekso Bionics Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-220807, as amended, to 4:45 p.m., Eastern Time, on Wednesday, October 18, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin M. Anderman of Nutter McClennen & Fish LLP, counsel to the Company, at (617) 439-2446, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Max Scheder-Bieschin
Name:	Max Scheder-Bieschin
Title:	Chief Financial Officer